Exhibit 1.02

ALCATEL-LUCENT

CONFLICT MINERALS REPORT

2013

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Table of Contents

1.	Introduction		3

2.	About Alcatel-Lucent		3
	2.1.	Design of the Due Diligence Framework	3

3.	Conflict Minerals Management Systems (OECD Framework Step 1)		3
	3.1.	Conflict Minerals Policy	4
	3.2.	Conflict Minerals Project Team and Steering Committee	4
	3.3.	Upstream Supply Chain Investigations Process	5
	3.4.	Downstream Supply Chain Investigations Process	5
	3.5.	Contractual Requirements for Suppliers	5
	3.6.	Data Reporting	6

4.	Actions Taken to Identify Conflict Minerals Risks in 2013 (OECD Framework Step 2)		6
	4.1.	Identification of Conflict Minerals in the Supply Chain	6
	4.2.	Conflict-free and Country-of-Origin Analysis	7

5.	Risk-Management Strategy (OECD Framework Step 3)		7
	5.1.	Placing Sourcing Requirements on Suppliers	7
	5.2.	Improving Conflict Minerals Traceability	8

6.	Planned Improvement Actions for 2014 (OECD Framework Step 3)		8

7.	Independent Third-party Audit (OECD Framework Step 4)		9

8.	Report on Supply Chain Due Diligence (OECD Framework Step 5)		9

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1.	Introduction

Components and parts containing minerals such as tin, tantalum, tungsten and gold are commonly used in the manufacturing of electronics and telecommunications equipment. The exploitation and trade of such minerals originating in the eastern region of the Democratic Republic of the Congo and its neighboring countries are, in some instances, helping directly or indirectly finance or benefit armed groups — with serious social and environmental consequences. The minerals involved in financing these groups are called conflict minerals.

In line with the requirements of the U.S. Securities and Exchange Commission (SEC), Alcatel-Lucent has drafted this report to provide information on its investigation of its suppliers and their use of conflict minerals.

2.	About Alcatel Lucent

As a ‘downstream’ part of the supply chain, Alcatel-Lucent buys semi-finished products (such as electronic components and mechanical parts) for integration into the products sold to its customers. As such, there are typically no direct connections between Alcatel-Lucent and the smelters who refine the minerals used in our components.

Given that our products can involve hundreds or even thousands of components, we recognize that some of our products may contain conflict minerals. In addition, because our products have a large, common base of electronic component materials, it is likely that components we use would be shared across most of our product families. In light of this, we continue to implement due diligence practices to identify the sources of the minerals used in the components we purchase to manufacture our products, and to eliminate conflict minerals from our supply chain.

2.1.	Design of the Due Diligence Framework

Alcatel-Lucent uses thousands of components that are made up of various metals coming from hundreds of different sources. As such, the scale of the conflict minerals issue can make it virtually impossible to determine the actual origin of the materials used in the manufacture of our products. At Alcatel-Lucent, we believe many participants must be engaged to develop and participate in processes that will improve the traceability of the origins of products and minerals throughout the supply chain. We expect all of our suppliers to support us in determining the origin of the minerals used, and to discontinue use of those identified as conflict minerals.

Alcatel-Lucent designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized framework set forth in the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2013) and related supplements for gold, tin, tantalum and tungsten.

3.	Conflict Minerals Management Systems (OECD Framework Step 1)

This section describes the management systems we have put in place to meet our conflict minerals objectives as defined in our Conflict Minerals Policy.

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3.1.	Conflict Minerals Policy

Published in 2012 and available online at http://resources.Alcatel-Lucent.com/?cid=169613, the Alcatel-Lucent Conflict Minerals Policy makes our position on conflict minerals clear to all stakeholders. The Conflict Minerals Policy is regularly reviewed and updated, as necessary.

Specifically, the Conflict Minerals Policy outlines how Alcatel-Lucent is:

•	Recognizing the need to protect human rights and avoid contributing to the purchase of minerals from conflict zones;

•	Involved in the efforts of the Global e-Sustainability Initiative (GeSI) to detect the presence of conflict minerals and eliminate the market for conflict minerals through the development of tools to improve the traceability of products and minerals in the upstream supply chain; and

•	Focused on its sphere of direct influence — the supply chain downstream from the minerals smelter — by leveraging existing collaborative initiatives to address the conflict minerals issues through:

•	Raising suppliers’ awareness of conflict minerals and having them identify the smelters that process the minerals they purchase;

•	Determining if identified smelters are ‘conflict-free’ by using reliable information from industry associations; and

•	Engaging in dialogue and requiring mitigation actions with suppliers who are inadvertently using conflict minerals or not determining the origin of the minerals.

3.2.	Conflict Minerals Project Team and Steering Committee

The Alcatel-Lucent Conflict Minerals Project Team resides within the Alcatel-Lucent Operations organization and has the responsibility of ensuring the company complies not only with all legal requirements and its own Conflict Minerals Policy but also with the overall demands of our customers.

The Project Team’s responsibilities include:

•	Proposing and making updates to the Alcatel-Lucent Conflict Minerals Policy;

•	Setting yearly objectives for the Alcatel-Lucent conflict minerals traceability program;

•	Managing conflict minerals data collection and engaging with suppliers for continuous improvements; and

•	Preparing an annual conflict minerals reports for customers and authorities, and posting the report on the Alcatel-Lucent website.

In June 2013, a conflict minerals steering committee, which includes representatives from several key organizations within Alcatel-Lucent, was established to oversee the work of the Project Team.

The Project Team reports on Alcatel-Lucent’s progress against yearly objectives to the steering committee. During these check-ins, the steering committee reviews the progress of the conflict minerals traceability program and approves (or rejects) any proposals or updates to the Conflict Minerals Policy and program put forward by the Project Team.

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3.3.	Upstream Supply Chain Investigations Process

Alcatel-Lucent has no direct connection with (and little power or influence on) the upstream supply chain (i.e., from the mine to the smelter). As a result, our upstream supply chain investigation efforts have been conducted primarily through our membership and participation in industry-level initiatives such as GeSI, which seeks to improve and promote the integration of social and environmental sustainability in the information and communications technologies industry.

As a member of GeSI, Alcatel-Lucent is also a member of the Conflict-Free Sourcing Initiative (CFSI). Alcatel-Lucent’s upstream investigations on smelters are performed through CFSI, which was founded in 2008 to help companies make more informed choices about the smelters and refiners used in their supply chains. Specifically, the CFSI Conflict-Free Smelters Program (CFSP) was established to determine whether smelters are conflict-free or not. For a smelter to be considered CFSP-compliant, an independent third-party audit must conclude that the minerals sourced did not originate from conflict mines or trade.

3.4.	Downstream Supply Chain Investigations Process

Alcatel-Lucent uses the CFSI’s Conflict Minerals Reporting Template (CMRT), which facilitates the transfer of information throughout the supply chain to collect conflict minerals traceability information from its suppliers. In general, this data-collection process follows three steps:

•	Legal experts identify the purchasing domains and commodities that are in scope for conflict minerals reporting, looking at the legal situation of a considered commodity versus Section 1502 of the U.S. Dodd–Frank Wall Street Reform and Consumer Protection Act and the associated SEC rules to determine whether the commodity is used in the products manufactured for or contracted to manufacture by Alcatel-Lucent. (If not, no further action is taken.)

•	Through an analysis of purchased item data sheets and direct investigation with suppliers (as necessary), technical experts determine whether the purchased commodities in scope may contain conflict minerals. Three types of commodities are then defined: those with significant conflict minerals content; those with low conflict minerals content; and those with no conflict minerals content.

•	The Project Team defines a list of suppliers to survey for the concerned commodities, and sends requests for information to the targeted suppliers. Suppliers are requested to provide conflict minerals traceability information using the CMRT. Reminders are sent to non-responding suppliers and an escalation process is enacted when required.

3.5.	Contractual Requirements for Suppliers

All suppliers who sign business agreements with Alcatel-Lucent are required, through contractual templates, to commit to the Electronics Industry Citizenship Coalition (EICC) Code of Conduct and promote its requirements throughout their own supply chains. In 2012, to maintain industry best practices, we migrated from EICC Code of Conduct Revision 3 to Revision 4, which features a new section on conflict minerals.

Our contract templates also include a specific section on conflict minerals requesting that suppliers provide data for supply chain traceability purposes.

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3.6.	Data Reporting

All information collected from suppliers is compiled into a company-wide CMRT that contains a list of all the smelters identified within our supply chain. Combining that information with smelters’ CFSI audit data allows us to perform a Reasonable Country of Origin Inquiry (RCOI) and establish the country-of-origin status.

The Alcatel-Lucent website also allows third parties to report any issues pertaining to the use of conflict minerals in our products.

4.	Actions Taken to Identify Conflict Minerals Risks in 2013 (OECD Framework Step 2)

4.1.	Identification of Conflict Minerals in the Supply Chain

In 2013, 435 of the 611 commodities defined for our purchasing activities were identified as necessary to survey for conflict minerals because of their usage in our products or their material content (i.e., there is a high chance they could include conflict minerals content). The main mineral contained in the identified commodities was tin, which is broadly used in electronic components surface finish and soldering. Gold is also commonly used in integrated circuit chip connections and connectors finish.

Based on a commodity and spend analysis, we identified the suppliers related to these commodities and proceeded to survey 348 of them to determine the origin of the tin, tantalum, tungsten and gold included in the components purchased from such suppliers. Overall, a high percentage of the surveyed suppliers provided a response, with more than half providing answers that met the following minimum content requirements:

•	The correct report scope and format was used;

•	The report included smelters identification and the requirement for their own suppliers to do likewise; and

•	The content of the report was consistent with conflict minerals presence assumption made by experts.

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4.2.	Conflict-free and Country-of-Origin Analysis

From the 2013 survey, we compiled all of our suppliers’ declarations to establish a complete list of smelters identified in our supply chain. For those smelters on the list identified as compliant with the CFSI auditing protocols and procedure, the Alcatel-Lucent conflict minerals Project Team was then able to investigate and classify the smelters’ country-of-origin status according to the following categories:

•	Level 1 countries: Sources used are supplied from countries with known active ore production that are not identified as plausible countries for the export, smuggling or transit of conflict minerals.

•	Level 2 countries: Sources used are supplied from known or plausible countries for the export, smuggling or transit of conflict minerals.

•	Level 3 countries: Sources used are potentially supplied from one or more of the nine countries bordering the Democratic Republic of the Congo.

•	Recycled or scrap: Sources used are supplied from recyclers or scrap suppliers

After reviewing the suppliers’ input, Alcatel-Lucent cannot declare having conflict-free products in 2013.

5.	Risk-Management Strategy (OECD Framework Step 3)

5.1.	Placing Sourcing Requirements on Suppliers

While striving to avoid sourcing minerals from conflict areas, Alcatel-Lucent does not want to prevent its suppliers from sourcing from legitimate mines located within the Democratic Republic of the Congo and its neighboring countries (as doing so could be detrimental to the economies and populations of those countries). Most smelters identified as conflict-free were not sourcing from these countries at the time the data-collection process was initiated; Alcatel-Lucent therefore focused on establishing minerals traceability and did not require suppliers to be conflict-free in 2013. This strategy, however, may be revisited in 2014.

When collecting conflict minerals data from suppliers, improvements to suppliers’ traceability practices are requested when their input does not meet the following expectations:

•	Supplier has a publicly available conflict minerals policy;

•	Supplier uses the CMRT revision 2 (or higher) to report;

•	Supplier’s declaration scope is in compliance with Alcatel-Lucent requirements;

•	Supplier collects report from all their impacted suppliers;

•	Supplier identifies all the smelters used within the supplier’s supply chain;

•	Supplier provides detailed information on the identified smelters (following CMRT requirements);

•	Supplier verifies information provided by its suppliers and manages corrective actions; and

•	Supplier’s report is consistent with product material evidence.

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Through exchanges with suppliers, the Project Team promotes conflict minerals due diligence practices by:

•	Highlighting the interest of having a conflict minerals policy and due diligence actions implemented according to OECD guidelines;

•	Promoting the usage of the CMRT as the most common and efficient tool to exchange conflict minerals data within the supply chain;

•	Helping suppliers in their understanding of how to complete the CMRT, thus improving the quality of their reporting; and

•	Recommending that suppliers implement a management process to guide their data-checking procedures as well as improvements and remedial actions.

5.2.	Improving Conflict Minerals Traceability

Moving forward, Alcatel-Lucent intends to improve its conflict minerals traceability program by:

•	Increasing the number of smelters identified within its supply chain; and

•	Having a maximum of identified smelters audited under the CFSI, thereby reducing the number of ‘undetermined’ cases.

To achieve these goals, Alcatel-Lucent will continue to:

•	Request information from its main suppliers to maximize the impact of its conflict minerals investigations;

•	Request that all surveyed suppliers provide a full list of smelters in their supply chains; and

•	Be engaged in the CFSI’s smelter outreach initiatives to distinguish ‘real’ smelters from intermediaries and to push reluctant smelters to be audited by the CFSI.

6.	Planned Improvement Actions for 2014 (OECD Framework Step 3)

In addition to adhering to the overall risk-management strategy outlined above, Alcatel-Lucent also intends to take a number of actions in 2014 (and beyond) to further improve the effectiveness of its conflict minerals traceability program. These will include:

•	Broadening reporting scope: Alcatel-Lucent plans to expand the scope of its data collection and reporting to include a larger number of suppliers.

•	Improving communications with suppliers: The 2013 survey revealed that many of our suppliers have difficulties understanding the conflict minerals issue and using the CMRT to provide the expected information. Therefore, Alcatel-Lucent plans to improve the way it communicates its conflict minerals strategy, action plan and overall objectives to suppliers.

•	Adopting benchmarking best practices: The Alcatel-Lucent conflict minerals Project Team plans to benchmark other companies’ best practices on conflict minerals tracking and reporting to further improve its own conflict minerals processes in 2014.

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7.	Independent Third-party Audit (OECD Framework Step 4)

Alcatel-Lucent had access to the outcome of independent third party audits of smelters performed by the CFSI.

8.	Report on Supply Chain Due Diligence (OECD Framework Step 5)

Alcatel-Lucent’s Form SD as well as this Conflict Minerals Report are available on its website at http://resources.alcatel-lucent.com/?cid=178487.

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